March 30, 2007

Via U.S. Mail and Facsimile (650-368-9818)

Gregory S. Skinner
Vice President of Finance and Administration and Chief Financial
Officer
Landec Corporation
3603 Haven Avenue
Menlo Park, California 94025

	Re:	Landec Corporation
Form 10-K for the Fiscal Year Ended May 28, 2006
		Filed July 27, 2006
		File No. 0-27446

Dear Mr. Skinner:

      We have limited our review of the above filing to disclosure relating to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that Exhibit C to the License and Research Development Agreement filed as Exhibit 10-63 to your From 10-K provides that you may grant to Air Products & Chemicals, Inc., a license under trademarks for your polymer technology registered by your eye care partner, Alcon, in countries including Cuba and North Korea. Cuba and North Korea are identified as state sponsors of terrorism by the
State Department and are subject to U.S. economic sanctions and export control. Please describe for us any current, past and anticipated operations related to, and any other contacts with, those countries, including through subsidiaries, licensees and other direct and indirect arrangements. Tell us whether, and explain the extent to which, their governments, or entities controlled by them, receive financing or act as intermediaries in connection with your operations.
2. Discuss the materiality to you of the operations and contacts described in your response to the foregoing comment, in light of the countries` status as state sponsors of terrorism. Please also discuss whether the operations or contacts constitute a material investment risk to your security holders.
3. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of any revenues, assets and liabilities associated with Cuba and North Korea. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. We note also that the Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions concerning companies with operations associated with Cuba and North
Korea.

* * * * *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comments. Please contact Pradip Bhaumik,
Attorney-Advisor, at (202) 551-3333 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk



cc: 	Pamela Long
		Assistant Director
	Division of Corporation Finance

Gregory S. Skinner
Landec Corporation
March 30, 2007
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